EMAIL: ksilverman@olshanlaw.com

DIRECT DIAL: 212.451.2327

March 18, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Micronet Enertec Technologies, Inc. (formerly known as Lapis Technologies, Inc.) Registration Statement on Form S-1 File No. 333-185470

Dear Ms. Ravitz:

On behalf of Micronet Enertec Technologies, Inc. (“Micronet Enertec”), transmitted herewith is Amendment No. 2 (“Amendment No. 2”) to the above-referenced filing (the “Registration Statement”). We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated February 22, 2013 (the “Staff Letter”) with regard to Amendment No. 1 to the Registration Statement. For your convenience, we have enclosed a courtesy package that includes a copy of Amendment No. 2, which has been marked to show changes from Amendment No. 1 to the Registration Statement. In addition to addressing the comments raised by the Staff in the Staff Letter, Micronet Enertec has revised the Registration Statement to update other disclosures.

We have reviewed the Staff Letter with Micronet Enertec and the following are its responses to the Staff Letter. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 2 and the defined terms used herein have the definitions given to them in Amendment No. 2.

March 18, 2013

Prospectus Summary, page 1

1.	We note your response to our prior comment number 3. Please revise further to clarify whether you manufacture and own the intellectual property related to all of your products. Your disclosure throughout suggests that you do not seek patent protection and may also license in some of your intellectual property. Please describe whether you believe that your products represent proprietary technology.

Micronet Enertec acknowledges the Staff’s comment. Micronet Enertec believes that its disclosure on page 43 sufficiently describes its belief that Micronet’s manufacturing processes, and therefore its products, incorporate and benefit from proprietary information and technology. Micronet Enertec has revised the Registration Statement to describe whether it believes Enertec’s products represent proprietary technology. See page 36.

2.	Please revise further your discussion on the second paragraph under “Our Business” to discuss the factors affecting your decision regarding whether to exercise your option to purchase additional Micronet ordinary shares and to disclose whether any third parties continue to hold similar options.

Micronet Enertec acknowledges the Staff’s comment and has revised the Registration Statement to discuss the factors affecting its decision whether to exercise such option and the extent to which third parties hold similar stock options that could dilute Micronet Enertec’s percentage interest in Micronet. See pages 1, 23 and 32.

Risk Factors, page 9

Mircronet may cease to be eligible for, or receive reduced, tax benefits under Israeli law, page 11

3.	We note your response to our prior comment number 11. Please revise further so that investors can understand what factors are considered in determining whether you are an “industrial company.”

Micronet Enertec acknowledges the Staff’s comment and has revised the Registration Statement to further explain such factors. See page 11.

Special Note Regarding Forward-Looking Statements, page 17

4.	We note your response to our prior comment number 12. Please revise to remove the final sentence on page 17.

Micronet Enertec acknowledges the Staff’s comment. The subject sentence has been deleted from the Registration Statement.

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March 18, 2013

The Staff is invited to contact me at (212) 451-2327 with any comments or questions it may have.

Sincerely,

/s/ Kenneth M. Silverman
Kenneth M. Silverman

cc:	David L. Lucatz Guy Eyal, Adv. Steve Wolosky, Esq. Oded Har-Even, Esq.